Mail Stop 3720

August 25, 2006

Mr. Doron Zinger
Chief Executive Officer
RiT Technologies Ltd.
24 Raoul Wallenberg Street
Tel Aviv 69719
Israel

> **Re**:   **RiT Technologies Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 0-29360**

Dear Mr. Zinger:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Doron Zinger
RiT Technologies
August 25, 2006
Page 2

Form 20-F for Fiscal Year Ended December 31, 2005

Item 15. Controls and Procedures, page 62

1.	We note your disclosure that your disclosure controls and procedures were
"effective to provide reasonable assurance that information required to be
disclosed by us in the reports that we file or submit under the Securities Exchange
Act of 1934, as amended, is recorded, processed, summarized and timely reported
as provided in the Securities and Exchange Commission's rules and forms." In
future filings, please clarify that your disclosure controls and procedures also are
effective to ensure that information required to be disclosed in the reports that you
file or submit under the Exchange Act is accumulated and communicated to your
management, including your principal executive and principal financial officers,
to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of
the Exchange Act. Alternatively, you may simply state that your disclosure
controls and procedures are effective.

Note 2 – Significant Accounting Policies, page F-11

M. Allowance for product warranty, page F-11

2.	We note that your liability for product warranties has declined during the year
ended December 31, 2005. Explain for us in more detail the nature of the
fluctuations in this balance. In this regard, we note that the beginning balance at
January 1, 2005 was $126,000, while lapses were $307,000. Given that
warranties extend for at least 12 months, tell us why the lapses exceeded the
beginning balance of the liability and explain the significant increase in
warranties lapsed during 2005. Similarly, explain for us why your ending balance
of $88,000 is less than the warranties recorded for products sold during 2005 of
$277,000.

Note 6 – Shareholders' Equity, page F-19

C. Warrants to Investors, page F-24

3.	Please tell us how you have applied the guidance in EITF Issue 00-19 in
evaluating whether your warrants are required to be accounted for as a liability at
fair value. In this regard, you state at page 12 that you are required to keep your
registration statement relating to the shares issuable upon the exercise of your
warrants effective through July 26, 2009. We also note that if sales cannot be
made pursuant to your registration statement, you will be required to pay
liquidated damages equal to 1.5% of the aggregate amount invested per month
until the event is cured, with no cap on the maximum penalty that could be

incurred. We note the EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 *The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19.* The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to account for the warrants as liabilities at fair value.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director